Exhibit 99.1

Foresight Expands Thermal Imaging Market Potential as New

Safety Regulation is Implemented by U.S. Department of

Transportation

Foresight’s stereoscopic thermal imaging improves automatic emergency braking for pedestrian safety in low light, addressing new U.S. regulation

Ness Ziona, Israel – May 16, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision solutions, welcomes the finalization by the U.S. Department of Transportation’s National Highway Traffic Safety Administration (the “NHTSA”) of a new federal motor vehicle safety standard (the “Safety Regulation”). The Safety Regulation requires automatic emergency braking (“AEB”) systems in all new passenger cars and light trucks manufactured by September 2029. The regulation highlights the critical role thermal imaging plays in enhancing vehicle safety through superior object and pedestrian detection in challenging lighting conditions.

The NHTSA estimates this regulation will save at least 360 lives and prevent 24,000 injuries annually. AEB systems use sensors to detect oncoming collisions and automatically apply the brakes if the driver has not. While AEB is a valuable safety feature, it can have limitations in certain lighting and weather conditions. Thermal imaging uses heat signatures to detect objects, including humans and animals, in challenging conditions such as darkness, glare, and adverse weather. The Company believes that its thermal imaging technology offers superior pedestrian detection, making it a perfect complement to existing AEB systems.

The Company believes that being a pioneering innovator of automotive vision solutions using groundbreaking stereoscopic thermal imaging technology, gives it a significant advantage in offering safer AEB solutions. In addition, as the Safety Regulation is expected to lead to increased demand for thermal cameras, the associated costs are expected to decrease substantially in the coming years. The Company believes that it can help its customers comply with NHTSA standards and can offer vehicle manufacturers a readily available sophisticated and affordable thermal imaging solution engineered to save lives on roads.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the expected phase-in compliance date for the Safety Regulation, the expected safety benefits of the implementation of the Safety Regulation, the advantages of its thermal imaging technology, its expectation that associated costs related to thermal cameras are likely to decrease substantially, and that it believes it can help its customers and vehicle manufacturers comply with NHTSA standards with its readily available technology. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654